press release

ArcelorMittal Europe reports €58m operating profit for Q1 2014

9 May 2014 – ArcelorMittal Europe today announced results for the first quarter of 2014.

The segment recorded an operating profit of €58 million for the first three months of 2014. This compares with an operating loss of €396 million in Q4 2013. Comparable operating performance for Q4 2013 was impacted by impairment and restructuring charges totalling €302 million. There were no such impairment or restructuring charges this quarter.

Ebitda for the quarter also rose, by 29% to €390 million, compared with €302 million in the fourth quarter of last year. This improvement has been mainly driven by higher shipments and a positive price cost effect.

ArcelorMittal Europe crude steel production increased by 4.3% to 10.9 million tonnes, compared with Q4 2013, following the restart of the blast furnace in Dabrowa Gornicza, Poland, as maintenance work concluded.

Steel shipments in Q1 2014 were 10.0 million tonnes, an increase of 5.6% compared with the previous quarter. Flat product shipment volumes increased by 5.8% and long product shipment volumes increased by 6.0%, both benefitting from seasonality and improved underlying demand.

Sales in the ArcelorMittal Europe segment also increased by 1.6% to €7.5 billion, compared with €7.4 billion in the fourth quarter. This was primarily due to higher steel shipments.

Commenting, Aditya Mittal, CEO ArcelorMittal Europe, said:

“ArcelorMittal Europe’s first quarter results for 2014 show a combination of a gradually improving economy and the results of measures the company has taken to adapt to the new demand environment. As the pace of recovery in the EU has been slightly stronger than expected when we announced our full year results in February, we have upgraded our forecast for European steel demand in 2014 from around 2%, to 2-3%, and therefore remain cautiously optimistic about the outlook for the rest of the year.”

GDP growth for the Eurozone has been stronger in Q1 than at the end of 2013. European steel demand remains relatively healthy, underpinned by improving macroeconomic indicators in the region.

Manufacturing PMI in Europe has been above 50 for ten months and, together with even higher numbers for the Czech Republic, Poland and the UK, suggests continued European manufacturing growth this year.

In contrast the construction PMI continues to disappoint, dropping to its lowest level in ten months at 46.2 in March. While there are positive signals in Germany, Poland and the UK, investment in new construction projects in other European countries remains constrained in 2014. Nevertheless, positive growth in demand for flat products is expected. Car registrations in the Eurozone are rebounding and are up 8.6% in the first quarter compared with the same period of 2013.